UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☒	Merger

☐	Liquidation

☐	Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Mirae Asset Discovery Funds

3.	Securities and Exchange Commission File No.: 811-22406

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☐ Initial Application ☒ Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

1212 Avenue of the Americas, 10th Floor

New York, NY 10036

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Jillian L. Bosmann, Esq.

Faegre Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

Philadelphia, PA 19103-6996

(215) 988-3307

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act (17 CFR 270.31a-1, .31a-2]:

Mirae Asset Global Investments (USA) LLC

1212 Avenue of the Americas, 10th Floor

New York, New York 10036
(212) 205-8300

Mirae Asset Global Investments (Hong Kong) Ltd.

Room 1101, 11/F, Lee Garden Three, 1 Sunning Road

Causeway Bay, Hong Kong

(records relating to its role as sub-manager of Emerging Markets Fund and Emerging Markets Great Consumer Fund)
+852 2295-1500

Citi Fund Services Ohio, Inc.

4400 Easton Commons, Suite 200

Columbus, Ohio 43219

(records relating to its role as administrator and fund accounting service provider)
(212) 559-1000

Citibank

111 Wall Street

New York, New York 10005

(records relating to its role as custodian)
(212) 559-1000

Funds Distributor, LLC

Three Canal Plaza, Suite 100

Portland, Maine 04101

(records relating to its role as principal underwriter)
(866) 251-6920

FIS Investor Services LLC

4249 Easton Way, Suite 400

Columbus, Ohio 43219

(records relating to its role as transfer agent)
(904) 438-6000

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

☒	Management company;

☐	Unit investment trust; or

☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☒          Open-end                     ☐          Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

Mirae Asset Global Investments (USA) LLC – Investment Adviser

1212 Avenue of the Americas, 10th Floor

New York, NY 10036

Mirae Asset Global Investments (Hong Kong) Ltd. – Investment Sub-Adviser

1 Sunning Road, Lee Garden Three

Unit 1101, 11F

Causeway Bay, Hong Kong

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

Fund Distributor, LLC

Three Canal Plaza, Suite 100

Portland, ME 04101

13.	If the fund is a unit investment trust ("UIT") provide:

Depositor's name(s) and address(es): N/A

Trustee's name(s) and address(es): N/A

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐	Yes	☒	No

If Yes, for each UIT state:

Name(s):

File No.: 811-______

Business Address:

15.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒	Yes	☐	No

If Yes, state the date on which the board vote took place: November 11, 2022

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒	Yes	☐	No

If Yes, state the date on which the shareholder vote took place: March 15, 2023

If No, explain:

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒	Yes	☐	No

(a)	If Yes, list the date(s) on which the fund made those distributions: May 12, 2023

(b)	Were the distributions made on the basis of net assets?

☒	Yes	☐	No

(c)	Were the distributions made pro rata based on share ownership?

☒	Yes	☐	No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:
Were any distributions to shareholders made in kind?

☐	Yes	☐	No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

☐	Yes	☐	No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund's shareholders?

☒	Yes	☐	No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐	Yes	☒	No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☐	Yes	☒	No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

☐	Yes	☐	No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐	Yes	☒	No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $381,193

(ii)	Accounting expenses: $0

(iii)	Other expenses (list and identify separately):
Proxy solicitation cost including printing and mailing: $149,101.71

(iv)	Total expenses (sum of lines (i)-(iii) above): $530,294.71

(b)	How were those expenses allocated? See response to 22(c).

(c)	Who paid those expenses? Global X Management Company LLC (investment adviser to the acquiring funds)

(d)	How did the fund pay for unamortized expenses (if any)? N/A.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐	Yes	☒	No

If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐	Yes	☒	No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐	Yes	☒	No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a)	State the name of the fund surviving the Merger:

Target Funds (each a series of the Trust)	Acquiring Funds (each a series of Global X Funds)
Emerging Markets Fund	Global X Emerging Markets ETF (Ticker: EMM)
Class I

Emerging Markets Great Consumer Fund	Global X Emerging Markets Great Consumer ETF (Ticker: EMC)
Class I

(b)	State the Investment Company Act file number of the fund surviving the Merger:

811-22209

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

N-14, File No. 333-268810 (SEC Accession No. 0001432353-23-000014) January 18, 2023

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form. N/A

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Mirae Asset Discovery Funds (ii) he is the President of Mirae Asset Discover Funds and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

October 6, 2023	/s/ Joon Hyuk Heo
Joon Hyuk Heo
President